Gregg M. Larson Vice President, Deputy General Counsel and Secretary	3M Legal Affairs Office of General Counsel	P.O. Box 33428 St. Paul, MN 55133-3428 USA Phone: (651) 733-2204 Email: gmlarson@mmm.com

April 13, 2015

Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C.   20549

Re:                             3M Company

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed February 12, 2015

File No. 1-03285

Dear Ms. Blye:

We refer to your letter dated April 1, 2015 commenting on the disclosures contained in 3M Company’s (“3M” or the “Company”) Annual Report on Form 10-K for the year ended December 31, 2014 filed with the Securities and Exchange Commission on February 12, 2015. For your convenience, we have repeated each of the staff’s comments below in italics and have numbered each comment and our response thereto to correspond to the numbers assigned to the comments in your letter.

1.              You stated in your letter to us dated April 23, 2012 that you provided products into Sudan and Syria.  You state on page 21 and elsewhere in the Form 10-K that you have operations in Latin America, references to which can be understood to include Cuba. Cuba, Sudan and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  You do not describe in the Form 10-K contacts with Cuba, Sudan or Syria.  Please provide us with information regarding your contacts with Cuba, Sudan and Syria since the referenced letter.  You should describe any products, technology or services you have provided into Cuba, Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Cuba, Sudan and Syria or entities they control.

For many years, 3M has had a specific Code of Conduct Principle on “Export, Import and Trade Compliance” that requires compliance by our global organization with all applicable U.S. export control laws in the countries in which 3M does business.  A copy of that policy is set forth in Attachment A.  3M’s Global Trade Compliance organization oversees this policy and is responsible for U.S. export control compliance processes, employee training, and licensing. 3M Gulf, Ltd., a wholly-owned subsidiary based in the United Arab Emirates with sales responsibility for the Middle East region, has also established a practice permitting only those activities in Syria and Sudan that are expressly authorized by the U.S. Government under a general or special U.S. license or determined to be exempt from U.S. prohibitions after legal review. 3M’s internal corporate audit staff along with the Global Trade Compliance organization periodically audits compliance with the export control laws and 3M’s policies. Since April 2012 to the present, 3M and its affiliates have had no established business organizations or employees in Cuba, Sudan, or Syria.  Other than the registration, defense, and prosecution activities related to intellectual property that are permitted expressly by general licenses in the U.S. regulations and completed through local legal counsel, 3M does not have any licensing, direct or third party distribution, sourcing, laboratories, franchising, or other contracts with any entities in these countries, except as licensed by the U.S. Government and noted below.  3M does not own or control any entity in these countries.   Set forth below is a description of 3M’s activities in Cuba, Sudan, and Syria since 2012.

Cuba — 3M has not pursued and has had no contacts with Cuba other than a small number of sales of products to third parties for eventual end use at the U.S. military base at Guantanamo Bay on the island of Cuba. These products include adhesive removers and fireproofing building materials.

Sudan — 3M has had no direct sales to any entity in Sudan and, to the best of our knowledge, no indirect sales through distribution.

Syria — Pursuant to specific licenses issued by the U.S. Government, 3M Gulf Ltd. in Dubai, provided medical products (e.g., medical tapes and sterilizing drapes) for civilian use in Syria through a U.S. Government-licensed distributor.

2.               Please discuss the materiality of any contacts with Cuba, Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Cuba, Sudan and Syria for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

3M has had no contacts with Sudan or Cuba (other than approximately $17,000 in sales to the US military for use at the base in Guantanamo Bay, Cuba). 3M considers its minimal contacts with Syria not to be material in either quantitative or qualitative terms.  All of 3M’s sales and contacts with Syria have been expressly licensed by the U.S. Government under general or specific licenses.  All medical products sold were sold for use by civilians.  3M’s medical product sales to Syria during the years of 2012-2015 (YTD) totaled approximately $162,500 (2012),  $147,500 (2013),  $181,300 (2014), and  $52,800 (2015 YTD), which in aggregate represents about  0.0006 percent of 3M’s worldwide sales during this period.  3M also does not believe its licensed sales of medical products through distribution in Syria will negatively impact the Company’s reputation or share price.

3M has had limited inquiries from stockholders about its sales generally in these countries, and 3M is not aware of any significant negative responses when it has provided information about its licensed medical product sales.  To the best of the Company’s knowledge, 3M has never been excluded from municipal bidding for such activities and 3M is not aware of any shareholders divesting its 3M stock as a result of any of these activities during this period.

In responding to your comment, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the above, please call me at 651-733-2204.

Sincerely,

/s/ Gregg M. Larson

Gregg M. Larson

Encl.: Attachment A

cc: Nick Gangestad

Attachment A

Export, Import and Trade Compliance Principle

Principle Statement:

3M is committed to complying with all applicable export, import, and trade compliance laws in all countries in which 3M does business. These laws include embargoes, trade sanctions, customs, product/country of origin marking, and anti-boycott laws. In conducting business across borders, employees must be aware of and follow these laws and 3M’s trade compliance policies and standards. These laws are complex and change frequently. Employees must engage 3M’s Global Trade Compliance Department as needed to ensure compliance.

Purpose:

3M is a global company. 3M technologies, materials and products regularly move among countries during research and development, manufacturing, marketing and sale. This Principle helps ensure that 3M complies with all export, import, and trade compliance laws in all of its global business activities.

This Principle applies globally to all employees and may apply to those acting on behalf of 3M. See the Compliance Principle for information on when a third party might be covered by the Code of Conduct Principles.

Additional Guidance:

Trade Control Laws Generally

•                  Follow 3M trade compliance policies and standards, and engage 3M’s Global Trade  Compliance Department as directed by those policies and standards.

•                  3M’s Global Trade Compliance Department in St. Paul, after review by 3M Legal Affairs in St. Paul, must assess any potential violations and direct all correspondence and submit any trade compliance-related disclosures related to an actual or potential violation of any trade compliance laws to the U.S. government or any government entity located in the United States. Employees must contact their assigned 3M counsel to discuss any matter of concern and communicate appropriate issues to 3M’s Global Trade Compliance Department in St. Paul or 3M Legal Affairs in St. Paul.

Export Control Laws

•                  Comply with all applicable U.S. export control laws and regulations, as well as those of the countries in which 3M conducts business. Export control laws can apply to the transfer of products, technology, technical data, services, software, spare parts, samples, and equipment physically across borders, as well as the sharing of export-controlled technology and technical data within a single country to persons who are not citizens or ineligible to have access to such information. Consult with 3M’s Global Trade  Compliance Department in St. Paul, your subsidiary’s Export Control Coordinator (ECC), your Division Technology Compliance Manager (DTCM) or your assigned 3M legal  counsel for advice. Consult with 3M’s Global Trade Compliance Department in St. Paul or your assigned 3M legal counsel prior to engaging in business activity of any kind in countries subject to embargoes or other trade sanctions, or with government officials, businesses, financial institutions, or citizens of those countries. Additional information on this topic, including a list of countries subject to embargoes or other trade sanctions under United States law, can be found in the 3M Trade Embargo and Trade Sanctions Policy.

Report a concern at www.3M-ETHICS.com or call 1-877-3M-ETHICS in the United States.

Toll-free numbers for other countries can be found at www.3M-ETHICS.COM.

•                  Engage 3M’s Global Trade Compliance Department in St. Paul in the early stages of New Technology or Product Introduction (NTI/NPI) projects, to determine the proper export classification and licensing requirements. Only 3M’s Global Trade Compliance Department in St. Paul and those it expressly designates are authorized to determine export classifications, licensing requirements, and apply to government agencies for the purpose of securing export licenses or other authorizations.

•                  Comply with all conditions, restrictions, and reporting requirements of export licenses and authorizations, as well as export control plans established by your division, laboratory, staff group or subsidiary.

•                  Consult with 3M’s Global Trade Compliance Department, Information Technology, Security, and Human Resources, as well as your Division Technology Compliance Manager (DTCM), to develop and sustain effective technology and deemed export control plans.

•                  Follow all applicable local country export reporting laws and regulations for all transfers of goods, including but not limited to products, materials, sales samples, demonstration units, equipment, and temporary exports.

•                  Do not transfer any export-controlled items or technology or services without the required export authorization.

•                  Do not approve or make any U.S. export control representations or certifications in any type of agreement or other document without prior review of 3M Legal Affairs in St. Paul.

•                  Do not store export-controlled technology on electronic databases or in other locations without access controls.

•                  Do not establish a 3M company as a non-resident exporter unless expressly authorized by 3M Global Trade Compliance Department in St Paul.

•                  Because many 3M products are subject to export control and related regulations, 3M should be the exporter of record on all export shipments. 3M-designated freight forwarders must be used to clear export formalities. Any deviation from this must be approved by the 3M Global Trade Compliance Department in St. Paul.

•                  The 3M Global Trade Compliance Department in St. Paul is primarily responsible for managing compliance and control plans with respect to existing regulations. Any changes to control plans or strategies introduced by business opportunities, acquisitions, or functional initiatives, must be approved by 3M’s Global Trade Compliance Department to ensure continued compliance.

•                  When establishing new suppliers, partners, brokers, agents, financial institutions, freight forwarders and customers, contact your 3M Logistics department to conduct a “restricted party review” to ensure 3M is not interacting with money-launders, terrorists, drug dealers or export control violators.

•                  Review with 3M Global Trade Compliance in St. Paul any known or suspected use of 3M products or services for nuclear, biological/chemical warfare, missile development or stockpiling, or unmanned aircraft.

Anti-Boycott Laws

•                  Never cooperate with any restrictive trade practice or boycott that is prohibited by U.S. or applicable local laws. An “illegal boycott request” under U.S. law is any request from a third party to take any of the following described actions against countries friendly to the U.S., including but not limited to Israel:

•                  Refusal to do business with or in Israel, or with other persons or entities that do business in or with Israel, or other countries friendly to the U.S.

•                  Furnishing information about business relationships with or in Israel;

•                  Discriminating against someone based on race, religion, sex, national origin, except in cases where such information is related to valid government documents such as visas; or

•                  Executing business documents such as contracts, letters of credit, and warranties that contain illegal boycott requests (such as prohibiting Israeli product content, product content, product delivery through Israel, Israeli business dealings, etc.).3M must promptly report requests to participate in boycotts to the U.S. government, even when 3M refuses to cooperate with the boycott. All boycott requests received by 3M must be immediately reported to the business unit’s assigned export control/anti-boycott coordinator or to 3M’s Trade Compliance Department in St. Paul.

•                  Do not alter country of origin claims, move manufacturing or otherwise change business practices to comply with an illegal boycott request.

Importation, Country of Origin and Marking Laws

•                  Follow all applicable U.S. and local country customs and import laws and regulations, including those requiring accurate documentation, country of origin markings, classification of the goods, and proper valuation declarations, including those of non-cash value (such as tooling and components).

•                  Seek the advice and guidance of the local assigned import manager or 3M’s Global Trade Compliance Department in St. Paul when participating in any special duty reduction programs, such as those under free trade agreements (NAFTA, CAFTA, etc.), bonded warehouses, temporary importations under bond, bonded books, or duty drawbacks. Only 3M’s Global Trade Compliance Department is authorized to approve any claims of country of origin or eligibility for free trade agreements that involve a trade agreement with the U.S., or U.S. government contract.

•                  Use only 3M Trade Compliance designated Customs brokers.

•                  Instruct and work with suppliers to provide accurate trade compliance data and documentation.

•                  Establish required cargo security controls at all applicable facilities that ship or receive products internationally and instruct international suppliers to also establish security controls.

•                  Do not establish a 3M company or supplier as non-resident importer unless expressly authorized by 3M Global Trade Compliance Department in St Paul.

•                  Do not establish a program or process that introduces risk of noncompliance to the established trade compliance controls or existing regulations without the approval of 3M’s Global Trade Compliance Department. Any such approval will require implementation of necessary compensating controls to ensure continued compliance.

•                  Direct all correspondence with local Customs authorities through the local 3M Import manager or 3M’s Global Trade Compliance Department in St. Paul.

•                  Do not provide any certifications or representations of the country of origin of a product without prior written approval from 3M’s Trade Compliance Department.

•                  Do not provide inaccurate, incomplete or unsubstantiated invoice or import documentation, including those related to product description, classification, valuation, country of origin or quantity.

•                  Do not complete Free Trade Agreement County of Origin certifications without proper back up documentation and complete analysis.

•                  Report to the local Trade Compliance manager all amendments to Customs declarations for pricing adjustments, indirect payments, or credits received.

Penalties:

Failure to comply with export, import, and trade compliance laws could lead to criminal and civil penalties for 3M and for you personally, significant business disruptions, and harm to 3M’s reputation. Violations of 3M’s Code of Conduct will result in discipline, up to and including termination from employment.

Related Information and Links:

•                  3M-Ethics.com

•                  3M Legal Center (click on “Business Across Borders”)

•                  3M Trade Compliance Department

•                  Country of Origin broad awareness training

•                  Division Country of Origin Coordinators and Product Marking Liaisons

•                  List of 3M international companies’ assigned Export Control/Boycott Coordinators

•                  Your assigned 3M counsel or 3M Area Legal Director

•                  3M Compliance & Business Conduct Department

•                  3M Office of General Counsel (OGC) Export Lawyers

•                  3M OGC Import Lawyers

•                  3M Lawyers Designated to Review U.S. Embargo Issues